PX14A6G

United States Securities and Exchange Commission
Washington, D.C. 20549



15005620

Notice of Exempt Solicitation
Pursuant to Rule 14a-103



SEC MAIL PROCESSING
RECEIVED
MAR 07 2015
WASH, D.C.
201
SECTION

1. Name of Registrant:

American Realty Capital Properties, Inc.
(CIK # 0001507385)

2. Name of person(s) relying on exemption:

PGGM Investments

3. Address of person(s) relying on exemption:

Noordweg Noord 150, P.O. Box 117, 3704 JG Zeist, The Netherlands

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934.

48515402_1



The Board of Directors
American Realty Capital Properties
2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016
United States of America

Zeist, 27 February 2015

Dear members of the Board of Directors,

PGGM Investment Management ("PGGM") currently holds 11,627,127 shares in American Realty Capital Properties, Inc. (NASDAQ: ARCP) and has been closely monitoring recent developments. PGGM is the second largest pension fund investor in The Netherlands, with over USD 200 billion assets under management. On behalf of our clients, PGGM manages approximately USD 25 billion in real estate, of which USD 14 billion is held in REITs globally. PGGM has been investing in U.S. REITs for over two decades and currently invests USD 7.2 billion in the U.S. REIT market across 43 companies. In many cases, PGGM's holdings in these companies constitutes top-ten ownership. PGGM has held shares in ARCP and its merger partner Cole Real Estate Investments, Inc. since January 2014, predating ARCP's disclosure of inaccurate financial statements.

During multiple discussions over the last few months with both management and members of the Board, we have provided you, as stewards of our capital, with constructive feedback regarding ARCP's governance, including strategies for preventing the re-occurrence of accounting misstatements like those which ARCP disclosed last year. Regaining investor confidence needs to be ARCP's number one priority. In parallel with completing revised financial statements, it is essential that the Board demonstrate its commitment to the highest standards of corporate governance, in light of the fiduciary duty it owes to all shareholders.

In our view, ARCP needs to completely refresh the Board's membership in order to ensure a cultural change that will foster strong corporate governance. We are convinced that a truly independent Board is necessary to choose a new management team for ARCP. We believe that any Board member with current or past ties to Nicholas Schorsch or to his affiliated entities could be subject to inherent conflicts of interest that could compromise the selection process for the new CEO and Chairman. This selection process will be of crucial importance in ensuring that all successful candidates are free from any real or perceived conflicts of interest.

Given the composition of the Board at this time, which includes Board members with current or past ties to Nicholas Schorsch or to his affiliated entities, we are concerned that the Board lacks sufficient depth and true independence. We therefore believe it absolutely

PGGM Vermogensbeheer B.V.
Noordweg Noord 150, 3704 JG Zeist, The Netherlands
PO Box 117, 3700 AC Zeist, The Netherlands
www.pggm.nl

Telephone: +31 30 2779911
Fax: +31 30 2779191
Trade register number: 30228490



necessary that the current Board consult with shareholders throughout this process. To be explicit, we would like to see:

- The Board appoint, and re-nominate at the 2015 Annual Meeting, a Board member recommended by shareholders, with such Board member participating in the selection of the new CEO, Chairman and other Board members.

- The resignation of Mr. Stanley, Mr. Michelson, Mr. Rendell and Mr. Andruskevich from the Board upon the completion of the search process for, and announcement of the appointment of, the new CEO, Chairman and truly independent Board members. Given that Mr. Frank has been appointed to the Board no earlier than July 2014, we believe that retaining him will deliver the desired continuity in the Board.

We urge fellow shareholders to express their views directly to ARCP as to how ARCP should improve its governance and bring forward their suggestions for individuals who can serve on the ARCP Board. Now is the time that shareholders can contribute to a meaningful and lasting change which will propel ARCP to become a best in class REIT.

Given PGGM's depth of experience as an investor in U.S. REITs and, indeed, global real estate, it is our strong belief that good independent governance structures and processes underpin financial returns. In light of our experience, PGGM would like to work with ARCP to facilitate a smooth and effective transition process. The Board must promote the shareholder participation we outline in this letter to ensure an outcome which would be satisfactory to all shareholders - and not just insiders - in the selection of the new CEO, Chairman and other Board members. To this end, PGGM encourages other shareholders to recommend highly respected candidates for election to the Board.

We strongly feel it would be in the interest of both shareholders as well as ARCP for a shareholder recommended Board member to participate in the selection process for CEO, Chairman and other Board members. PGGM looks forward to working with ARCP to restore investor confidence by building a new strong foundation safeguarded by the best governance principles.

Sincerely yours,

Eloy Lindeijer
Chief Investment Management

Bob Rädecker
Chief Investment Officer Public Markets